UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13E-3

RULE 13e-3 TRANSACTION STATEMENT

Under Section 13(e) of the Securities Exchange Act of 1934

(Amendment No. 4)

ENTERPRISE INFORMATICS INC.

(Name of Issuer)

Enterprise Informatics Inc.

ERP2 Holdings, LLC

Southpaw Credit Opportunity Master Fund LP

Southpaw Asset Management LP

Southpaw Holdings, LLC

Kevin Wyman

Howard Golden

(Names of Person(s) Filing Statement)

Common Stock

(Title of Class of Securities)

29372R 208

(CUSIP Number of Class of Securities)

John W. Low

Chief Financial Officer and Secretary

10052 Mesa Ridge Court, Suite 100

San Diego, CA 92121

(858) 625-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on

Behalf of Person(s) Filing Statement)

Copies to:

Russell C. Hansen, Esq. Gibson Dunn & Crutcher LLP 1881 Page Mill Road Palo Alto, CA 94304 (650) 849-5300	Brett Lawrence, Esq. Stroock & Stroock & Lavan LLP 180 Maiden Lane New York, NY 10038 (212) 806-5422

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☐	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☒

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$60,000	$2.36

(*)

Calculated solely for purposes of determining the filing fee. This amount assumes the acquisition of an estimated 1,200,000 shares of common stock for $0.05 per share in cash in lieu of issuing fractional shares in connection with the reverse stock split.

(**)	The amount of the filing fee is calculated in accordance with Rule 0-11(b)(1) by multiplying the Transaction Valuation of $60,000 by 0.0000393.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2.36

Form or Registration No.: Schedule 13E-3

Filing Party: Enterprise Informatics Inc., ERP2 Holdings, LLC, Southpaw Credit Opportunity Master Fund LP, Southpaw Asset Management LP,

Southpaw Holdings, LLC, Kevin Wyman and Howard Golden

Date Filed:  March 12, 2008

INTRODUCTION

This Amendment No. 4 to Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Final Amendment”) is being filed pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) by (1) Enterprise Informatics Inc., a California corporation and the issuer of the shares of common stock that are the subject of the Rule 13e-3 transaction (the “Company”), (2) ERP2 Holdings, LLC, a Delaware limited liability company, (3) Southpaw Credit Opportunity Master Fund LP, a Cayman Islands limited partnership, (4) Southpaw Asset Management LP, a Delaware limited partnership, (5) Southpaw Holdings LLC, a Delaware limited liability company, (6) Kevin Wyman, and (7) Howard Golden.

This Final Amendment is being filed pursuant to Rule 13e-3(d)(3) promulgated under the Exchange Act to report the results of the Rule 13e-3 transaction.  Except as set forth in this Final Amendment, all information in Amendment No. 3 to Rule 13E-3 Transaction Statement on Schedule 13E-3, filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2008, remains unchanged.  Capitalized terms used but not defined in this Final Amendment have the meaning given to them in the Definitive Information Statement filed by the Company with the SEC on April 10, 2008.

ITEM 15.    ADDITIONAL INFORMATION.

Regulation M-A Item 1011

(b)      Other Material Information.    Item 15 is hereby amended and supplemented by adding the following thereto:

        On May 7, 2008, the Company filed with the California Secretary of State a Certificate of Amendment to the Company’s Amended and Restated Articles of Incorporation to effect the Reverse Split.  The Reverse Split resulted in the reduction of the number of holders of record of the Company’s common stock below 300.  On May 8, 2008, the Company filed a Form 15 with the SEC to immediately suspend its reporting obligations under the Exchange Act and to terminate the registration of its common stock under the Exchange Act.  As a result of the suspension of the Company’s reporting obligations, the Company’s common stock is no longer eligible for quotation on the OTC Bulletin Board, and the Company anticipates that the quotation of its common stock on the OTC Bulletin Board will terminate on or about May 9, 2008.

        On May 8, 2008, the Company issued a press release announcing the completion of the Reverse Split, the filing of the Form 15 and the termination of quotation of the Company’s common stock on the OTC Bulletin Board.  That press release, which was filed by the Company with the SEC on May 8, 2008 as a DEFA14C, is attached as an exhibit hereto and is incorporated by reference herein.

ITEM 16.     EXHIBITS.

Regulation M-A Item 1016

           Item 16 is hereby amended and supplemented by deleting part (a) thereof and adding in its place the following:

(a)(1)       Copy of letter to shareholders and Definitive Information Statement of the Company (incorporated by reference to the Schedule 14C filed by the Company on April 10, 2008).

(a)(2)       Press release issued by the Company on May 8, 2008 (incorporated by reference to the DEFA14C filed by the Company on May 8, 2008).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 8, 2008	ENTERPRISE INFORMATICS INC.

	By:		/s/ JOHN W. LOW
John W. Low
Chief Financial Officer

ERP2 HOLDINGS, LLC

	By:		/s/ KEVIN WYMAN
Kevin Wyman
Majority Manager

SOUTHPAW CREDIT OPPORTUNITY MASTER FUND LP

	By:		SOUTHPAW GP LLC,
its general partner

		By:	/s/ KEVIN WYMAN
Kevin Wyman
Managing Member

SOUTHPAW ASSET MANAGEMENT LP

	By:		SOUTHPAW HOLDINGS LLC,
its general partner

		By:	/s/ KEVIN WYMAN
Kevin Wyman
Managing Member

SOUTHPAW HOLDINGS, LLC

	By:		/s/ KEVIN WYMAN
Kevin Wyman
Managing Member

/s/ KEVIN WYMAN
Kevin Wyman

/s/ HOWARD GOLDEN
Howard Golden

EXHIBIT INDEX

        The Exhibit Index is hereby amended and supplemented by deleting part (a) thereof and adding in its place the following:

(a)(1)         Copy of letter to shareholders and Definitive Information Statement of the Company (incorporated by reference to the Schedule 14C filed by the Company on April 10, 2008).

(a)(2)         Press release issued by the Company on May 8, 2008 (incorporated by reference to the DEFA14C filed by the Company on May 8, 2008).